Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

March 24, 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 322, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 323, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Westwood LargeCap Value Fund, Westwood Total Return Fund (formerly, Westwood Low Volatility Fund), Westwood SmallCap Fund, Westwood High Income Fund (formerly, Westwood Short Duration High Yield Fund), Westwood Alternative Income Fund (formerly, Westwood Market Neutral Income Fund) and Westwood Flexible Income Fund (the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Westwood Management Corp. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectuses

1.	Comment. Please revise the footnote to the Westwood SmallCap Fund’s “Annual Fund Operating Expenses” table to clarify that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund’s Total Annual Fund Operating Expenses (not including excluded expenses) are below the lesser of the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

March 24, 2020

Response. As drafted, the footnote provides in part that “…the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.” This language was previously revised for series of the Trust in response to prior Staff comments, and we believe it adequately conveys the intention indicated in the change that the Staff requests. Therefore, the Trust respectfully declines to make the requested change.

2.	Comment. For the Westwood SmallCap Fund, please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds did not exceed 0.01 percent of the average net assets of the Fund during its most recently completed fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” subcaption to the Fund’s “Annual Fund Operating Expenses” table and disclose in the subcaption the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds during its most recently completed fiscal year.

Response. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds did not exceed 0.01 percent of the average net assets of the Fund during its most recently completed fiscal year.

3.	Comment. Please add “Current Income Tax Expense” and “Deferred Income Tax Expense” line items to the Westwood SmallCap Fund’s “Annual Fund Operating Expenses” table.

Response. The requested change has not been made because the Fund intends to qualify and elect to be treated as a regulated investment company under the Code and, as such, does not pay any income tax.

4.	Comment. In the Westwood SmallCap Fund’s “Principal Investment Strategies” section, please replace “may” with “will” in the following sentence:

The equity securities in which the Fund invests are primarily common stocks, but may also include shares of exchange-traded funds (“ETFs”), real estate investment trusts (“REITs”), royalty trusts, and master limited partnerships (“MLPs”).

Response. While the Fund may not be invested in ETFs, REITs, royalty trusts, and MLPs principally at any particular time, the Adviser considers it important to achieving the Fund’s investment objective to be able to invest in such securities principally. As a result, the Trust respectfully declines to make the requested change because the Adviser believes that the sentence, as drafted, accurately describes how investments in ETFs, REITs, royalty trusts, and MLPs are part of the Fund’s principal investment strategies.

Rebecca Marquigny, Esq.

March 24, 2020

5.	Comment. With respect to the Westwood SmallCap Fund’s investments in MLPs:

a.       Please disclose the risks of investing in companies in the energy industries.

Response. The requested change has been made.

b.       Please discuss the impact of the Fund’s tax basis in an MLP reaching zero, and state that shareholders may receive corrected Forms 1099 as a result of the Fund’s investments in MLPs.

Response. No changes have been made in response to this comment because the Trust believes that responsive disclosure is appropriately included in the “Taxes” section of the SAI.

c.       Please confirm that the Fund will not hold MLP general partnership interests.

Response. The Adviser confirms that the Fund will not hold MLP general partnership interests.

6.	Comment. Please confirm that the Westwood SmallCap Fund’s investments in REITs as part of its principal investment strategies does not create exposure to subprime mortgages or, alternatively, add appropriate disclosure.

Response. The Adviser confirms that the Fund’s current investments in REITs as part of its principal investment strategies does not create exposure to subprime mortgages.

7.	Comment. For the Westwood SmallCap Fund, please include a discussion of the principal investment strategies disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A in the Y Class Shares Prospectus.

Response. General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” In the Y Class Shares Prospectus, information related to the Fund’s principal investment strategies has been included in response to Item 4(a) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9.

8.	Comment. In the “Related Performance Data of the Adviser” sections, please (i) replace the phrase “reflects the Adviser’s applicable account fees and expenses” with “reflects the Adviser’s actual account fees and expenses” and (ii) recalculate the applicable “Total Return (Net of Fees)” figures to reflect the Adviser’s actual account fees and expenses.

Response. The phrase “reflects the Adviser’s applicable account fees and expenses” has been replaced with “reflects the Adviser’s actual account fees and expenses.” Because the applicable “Total Return (Net of Fees)” figures already reflect the Adviser’s actual account fees and expenses, such figures have not been recalculated.

Rebecca Marquigny, Esq.

March 24, 2020

9.	Comment. In the “Purchasing, Selling and Exchanging Fund Shares” sections, please define “non-U.S. persons.”

Response. The requested change has been made.

10.	Comment. In the “Redemptions In Kind” sections, please consider disclosing whether in-kind redemptions will be pro-rata slices of a Fund’s portfolio, individual securities from a Fund’s portfolio, or representative baskets of securities from a Fund’s portfolio.

Response. The Trust believes that the existing disclosure in the sections identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Trust does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Further, such disclosure may not be beneficial to shareholders because whether a particular in-kind redemption will be facilitated by a Fund through a pro-rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio is a determination made at the time of each redemption based on various facts and circumstances. Therefore, the Trust respectfully declines to add additional disclosure at this time.

11.	Comment. To the extent that any document was attached to a Prospectus in the Amendment that was not part of the Trust’s registration statement, please do not include such document in the filing to the Trust’s registration statement pursuant to Rule 485(b) under the 1933 Act that will be made in connection with this letter.

Response. The Trust confirms that no document was attached to a Prospectus in the Amendment that was not part of the Trust’s registration statement.

Comment on the SAI

12.	Comment. In the “Description of Permitted Investments” section, please update the disclosure relating to Brexit to reflect recent events.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer
Christine M. Nassauer